

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2012

<u>Via E-Mail</u>
Bipin C. Shah, CEO
Universal Business Payment Solutions Acquisition Corporation
Radnor Financial Center
150 North Radnor-Chester Road, Suite F-200
Radnor, PA 19087

> **Re: Universal Business Payment Solutions Acquisition Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-35170**
> **Filed October 30, 2012**

Dear Mr. Shah:

We have reviewed your revised proxy statement and response letter dated October 30, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated October 11, 2012.

<u>General</u>

1.   We note your response to prior comment 3 and your revised disclosure on page 34. Please revise to clarify that stockholders may approve of the acquisitions and charter proposals, yet still redeem their shares. Since public shareholders that approve of the transaction may still seek redemption, there appears to be an additional risk that funds may be released from the trust account that is not reflected in your risk factor titled "The ability of UBPS Public Stockholders to exercise redemption rights may not allow UBPS to consummate the Transaction." It appears that a separate risk factor may be warranted to address this additional risk.

<u>Recommendation of the UBPS Board; UBPS's Reasons for the Acquisition Proposal, page 63</u>

2.   We note that you did not provide a response to prior comment 15 and we were unable to locate any responsive revisions on pages 63 and 64 of your proxy statement. Please address prior comment 15 or explain why you believe no further revisions are necessary.

<u>Actions That Maybe Taken to Secure Approval of UBPS Stockholders, page 66</u>

3.   We note your response to prior comment 16. Please advise us whether UBPS, the Initial
        Stockholders, or UBPS management may acquire additional shares in privately
        negotiated transactions and pay prices at a significant premium.

Term Loan and Revolving Credit Line, page 95

4.   In your response to prior comment 17, you disclose that your prospective lender declined
        to be identified in your proxy statement. You further indicate that the lender term sheet
        was included in the proxy statement. We are unable to locate the credit facility term
        sheet in your revised proxy statement. Please file the credit facility term sheet and
        disclose the identity of the prospective lender given that it appears the acquisition
        proposals will not be completed without the credit facility. Otherwise, please provide
        disclosure throughout your proxy statement, as appropriate, clearly indicating that your
        prospective credit agreements with the unidentified lender are preliminary in nature. In
        addition, to the extent the credit terms specified on page 95 are subject to further
        negotiation and may materially change subsequent to the stockholder vote, please provide
        unambiguous disclosure to this effect.

The Charter Proposals, page 103

5.   This section of the proxy statement requires significant revision. Please revise the
        Charter Proposals section to provide a materially complete description of each of the
        proposed changes to the Certificate of Incorporation and to specify the provision(s)
        impacted by each proposal. In addition, ensure that your revised disclosure includes the
        following:
        • a brief description of the SPAC charter provisions that will be eliminated;
        • a brief description of the immaterial charter provisions you seek to change; and
        • a cross-reference for each specific charter proposal to its corresponding proposal
          number on the proxy card.

        For clarity, given the extensive changes to the Certificate of Incorporation that you have
        proposed, please include a filed copy of the Certificate of Incorporation marked to show
        all of the proposed changes.

6.   We note that you have included a proposal to change UBPS's corporate existence from
        one that will terminate on February 9, 2013 if a business combination is not
        consummated to one having a perpetual existence. Please add this proposal to your proxy
        card and clearly indicate here and on your proxy card that UBPS's corporate existence
        will change to perpetual only upon the consummation of one or more of the Acquisition
        Proposals. Further, please clarify whether this proposal, if approved, would enable
        management to continue the corporate shell entity if no business combination is
        consummated and the trust is liquidated shortly after February 9, 2013.

UBPS's Business, page 139

7.   We are unable to find any disclosure responsive to prior comment 20 in the section titled "Selection of a Target Business and Structuring of UBPS's Initial Business Combination" on page 140. Please revise to clarify how UBPS is funding its business combination search and due diligence costs.

Proxy Statement on Schedule 14A

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 117

8.   We note your response to prior comment 28 and your revised disclosure regarding the elimination of the salary and related expenses for the Chairman of the EMS who will depart the company upon the closing of the transaction. Considering that this individual will join the UBPS's Board of Directors upon shareholder approval of expanding the board size, please tell us what consideration was given to including the expense associated with the individual serving as a member of the UBPS's Board of Directors.

A D Computer Corporation

Financial Statements

June 30, 2012 and 2011, page F-79

9.   We note your response to prior comment 31 and the interim financial statements of A D Computer Corporation and Payroll Tax Filing Services, Inc. included in the filing. Please revise to label the interim financial statements for each company as of and for the six months ended June 30, 2012 and 2011 as "unaudited."

Preliminary Proxy Card

10.   Please revise your proxy card to reference the relevant subheadings that relate to each proposal. We note eight of your nine proposals (Proposal 7 is counted twice on the proxy card) reference just two headings.   Please provide more specificity for your cross-references so investors may find the relevant details to the respective proposals.

11.   Please revise your proxy card to indicate the specific Charter Proposals that are contingent upon the approval of the Acquisition Proposals constituting the Minimum Acquisition, as disclosed on page 103.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        James Lebovitz, Esq.
        Dechert LLP